SO 2/18/04

SEC 04001968 OMMISSION
Washington, D.C. 20549

VF2-13-04

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48809 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

FEB 12 2004

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE TIDAL GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1208 F.M.78, SUITE H
(No. and Street)

SCHERTZ (City) TEXAS (State) 78154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEE NOVIKOFF 210-659-1446 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GIBBONS, VOGEL & COMPANY (RANDY VOGEL)
(Name – *if individual, state last, first, middle name*)

8610 N. NEW BRAUNFELS, SUITE 400 (Address) SAN ANTONIO (City) TEXAS (State) 78217 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, LEE NOVIKOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE TIDAL GROUP, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA M PEACOCK
NOTARY PUBLIC
State of Texas
Comm. Exp. 12-21-2006

Signature

LEE NOVIKOFF, PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# THE TIDAL GROUP, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2003

## TABLE OF CONTENTS


| | Page |
|---|---|
| **INDEPENDENT AUDITORS' REPORT** | 1 |
| **FINANCIAL STATEMENTS-** | |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Shareholder's Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 |
| **SUPPLEMENTARY INFORMATION-** | |
| Computation of Net Capital (Rule 15c3-1) | 8 |
| Computation for Determination of Reserve Requirements (Rule 15c3-3) | 9 |
| **OTHER REPORT-** | |
| Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5 | 10 |

**GIBBONS, VOGEL & CO.**

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

To The Board of Directors,
The Tidal Group, Inc.

We have audited the accompanying statement of financial condition of The Tidal Group, Inc. (a Texas Corporation) as of December 31, 2003, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Tidal Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. The information contained in Schedules I and II has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 13, 2004
San Antonio, Texas

Gibbons, Vogel & Co.

... SUITE 400, SAN ANTONIO, TEXAS 78217 (210) 826-4347 FAX (210) 826-0728

# THE TIDAL GROUP, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31,2003

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash | $ | 72,782 |
| Employee receivables | | 2,850 |
| Prepaid expenses | | 18,991 |
| Total current assets | | 94,623 |
| **PROPERTY AND EQUIPMENT**, less accumulated depreciation of $70,987 | | 15,750 |
| | $ | 110,373 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 11,479 |
| Federal income taxes payable | | 3,917 |
| Total current liabilities | | 15,396 |
| **DEFERRED FEDERAL INCOME TAX PAYABLE** | | 1,928 |
| **SHAREHOLDER'S EQUITY:** | | |
| Common stock, no par value, 1,000,000 shares authorized, 156,000 shares issued and outstanding | | 31,200 |
| Retained earnings | | 61,849 |
| | | 93,049 |
| | $ | 110,373 |

## THE TIDAL GROUP, INC.

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---|---|
| **REVENUES:** | | |
| Fee income | $ | 1,556,729 |
| Other income | | 60,228 |
| | | 1,616,957 |
| **GENERAL AND ADMINISTRATIVE EXPENSES:** | | |
| Salaries, commissions and benefits | | 1,536,503 |
| Licenses and fees | | 28,704 |
| Insurance | | 885 |
| Office expense | | 11,046 |
| Promotion | | 736 |
| Bad debt expense | | 475 |
| Depreciation | | 13,925 |
| | | 1,592,274 |
| **NET INCOME BEFORE INCOME TAXES** | | 24,683 |
| **INCOME TAX PROVISION:** | | |
| Current federal income tax provision | | 3,917 |
| Deferred federal income tax benefit | | (1,951) |
| State tax expense | | 1,354 |
| | | 3,320 |
| **NET INCOME** | $ | 21,363 |

**THE TIDAL GROUP, INC.**

**STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2003**

| | COMMON STOCK | RETAINED EARNINGS | TOTAL |
|---|---|---|---|
| **BALANCE**, December 31, 2002 | $ 31,200 | $ 40,486 | $ 71,686 |
| **NET INCOME** | - | 21,363 | 21,363 |
| **BALANCE**, December 31, 2003 | $ 31,200 | $ 61,849 | $ 93,049 |

**THE TIDAL GROUP, INC.**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2003**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ | 21,363 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 13,925 |
| Deferred federal income tax benefit | | (1,951) |
| Change in assets and liabilities: | | |
| Increase in accounts receivable | | (1,875) |
| Decrease in federal income tax receivable | | 2,688 |
| Increase in prepaid expenses | | (2,740) |
| Increase in federal income taxes payable | | 3,917 |
| Increase in accounts payable and accrued liabilities | | 11,379 |
| Net cash provided by operating activities | | 46,706 |
| **NET INCREASE IN CASH** | | 46,706 |
| **CASH**, December 31, 2002 | | 26,076 |
| **CASH**, December 31, 2003 | $ | 72,782 |

[illegible] integral part of this financial statement.

## THE TIDAL GROUP, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2003

### (1) SIGNIFICANT ACCOUNTING POLICIES-

**General-**

The Tidal Group, Inc. was formed for the purpose of selling direct participation oil and gas programs for drilling companies in Texas. During 2003, the Company sold programs for Tidal Petroleum, Inc., a company owned in part by the 100% shareholder of the Company.

**Estimates-**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash flows-**

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, demand deposits, and certificates of deposit or other highly liquid investments with original maturities of three months or less.

**Property and equipment-**

Property and equipment are stated at cost. Depreciation is determined on the straight-line method over five years.

**Income tax-**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset

## (2) FEDERAL INCOME TAX-

A reconciliation of the 2003 income tax expense to the amount computed by applying the statutory federal income tax rate of 34% is summarized below:

| | | |
|---|---|---|
| Income tax expense at statutory rate | $ | 8,393 |
| Surtax exemption | | (4,690) |
| State income tax | | 1,151 |
| Rate differential in deferred tax reversals | | (1,077) |
| Other | | (457) |
| | $ | 3,320 |

## (3) NET CAPITAL REQUIREMENTS-

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Paragraph 15c3-1(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of not less than $5,000. (The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than $5,000.) At December 31, 2003, the Company had net capital, as defined, of $57,386.

## (4) RELATED PARTY TRANSACTIONS-

As discussed in Note 1, the Company derives all of its income from the sale of direct participation oil and gas programs for Tidal Petroleum, Inc. (Tidal). Pursuant to this agreement, the Company receives commissions equal to 15% of the total cost of the program units sold by brokers of the Company. Additionally, Tidal pays the majority of all operating expenses including rent, office supplies and utilities. During 2003, Tidal reimbursed administrative salaries and other administrative costs totaling $59,942. This reimbursement is included in other income in the accompanying financial statements.

## (5) CONCENTRATION OF CREDIT RISK-

The Company maintains deposits at a certain financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000 per financial institution. At December 31, 2003, the Company's uninsured cash balances totaled $2,942.

SCHEDULE I

# THE TIDAL GROUP, INC.

## COMPUTATION OF NET CAPITAL

## (AS DEFINED WITHIN SECURITIES ACT OF 1934 RULE 15c3-1)

## AS OF DECEMBER 31, 2003

| | | |
|---|---|---|
| **TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION** | $ | 93,049 |
| **DEDUCT SHAREHOLDER'S EQUITY NOT ALLOWABLE FOR NET CAPITAL** | | - |
| **TOTAL SHAREHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL** | | 93,049 |
| **ADD:** | | |
| A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital | | - |
| B. Other allowable credits, deferred taxes | | 1,928 |
| **TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES** | | 94,977 |
| | | |
| **DEDUCTIONS AND/OR CHARGES:** | | |
| A. Total non-allowable assets from statement of financial condition | | 37,591 |
| B. Aged fails-to-deliver | | - |
| C. Aged short security differences | | - |
| D. Secured demand note deficiency | | - |
| E. Commodity futures contracts and spot commodities | | - |
| F. Other deductions and/or charges | | - |
| | | 37,591 |
| | | |
| **NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (HAIRCUTS ON SECURITIES COMPUTED WHERE APPLICABLE)** | | 57,386 |
| A. Contractual securities commitments | | - |
| B. Deficit in securities collateralizing secured demand notes | | - |
| C. Trading and investment securities | | - |
| D. Undue concentrations | | - |
| E. Other | | - |
| **NET CAPITAL** | $ | 57,386 |

SCHEDULE II

## THE TIDAL GROUP, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

## UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AND

## COMPUTATION OF NET CAPITAL UNDER 15c3-1

## AS OF DECEMBER 31, 2003

As of December 31, 2003, the Company is exempt from the provision of Rule 15c3-3 under Section 15c3-3(k)(2)(i):

...The provisions of this section shall not be applicable to a broker or dealer... Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Tidal Group, Inc...."

Computation of Net Capital under Rule 15c3-1:

There were no material differences between Net Capital as presented within Schedule I, herein, and the Company's presentation of Net Capital in Part IIA of Form X-17A-5 as of December 31, 2003.

GIBBONS, VOGEL & CO.
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

## ON INTERNAL CONTROLS

## REQUIRED BY SEC RULE 17a-5

To the Board of Directors,
The Tidal Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of The Tidal Group, Inc. for the year ended December 31, 2003, we considered its internal controls in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13, (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 13, 2004
San Antonio, Texas

Gibbons, Vogel & Co.